

September 18, 2013

Via E-mail
Marissa A. Mayer
Chief Executive Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

      **Re: Yahoo! Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2012
            Filed March 1, 2013
            File No. 000-28018**

Dear Ms. Mayer:

      We have reviewed your letter dated August 2, 2013 in connection with the above-referenced filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 1, 2013.

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 42

1.   We note your response to prior comment 3 that you believe the information provided confirms your view that there are no current trends in the proportion of revenue earned on Yahoo! Properties as compared to Affiliates that are material and warrant discussion in MD&A. Please tell us what consideration was given to the existence of trends in the relative contribution for Search and Display revenues on a separate basis and the impact

on results, updating us with details on the quarter ended June 30, 2013. Tell us what consideration was given to separately quantifying Affiliate revenues for Search and Display to highlight such trends, if any. Please refer to Item 303(a)(3) of Regulation S-K and Part III.B of SEC Release 33-8350.

2. In your response to prior comment 3 you indicate that the revenue information provided supports your March 31, 2013 Form 10-Q disclosure, including the statement that for search revenue, the decline in Price-per-Click was due to a higher mix of lower monetizing Affiliate traffic. Please clarify for us how the supplemental revenue information provided supports and corresponds to this disclosure.

Consolidated Financial Statements

Note 1. The Company and Summary of Significant Accounting Policies

Concentration of Risk, page 70

3. We note your response to prior comment 4 and your confirmation that you will disclose revenues attributable to your search arrangement with Microsoft in your December 31, 2013 Form 10-K. In light of the significance of such revenues, please provide such disclosure starting with your September 30, 2013 Form 10-Q. Refer to ASC 275-10-50-16 through 50-20. Additionally, please include this information, and any corresponding risks, in your risk factor disclosures, or tell us why you believe such disclosure is not required.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Mark P. Shuman, Branch Chief-Legal, at (202) 551-3730. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief